04031355

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

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# FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS**

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

00126~~5918~~ 9578
(Registrant CIK Number)

Form 8-K for July 1, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

**SIGNATURES**

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 1, 2009.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

| Exhibit | | Page |
|---|---|---|
| 99.1 | Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION | 4 |

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-16CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-16CB

## CWALT 2004-16CB - Price/Yield - M

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | ######## | Delay | 24 | WAC | 6.014024 | WAM | 333 |
| Coupon | 5.6613 | Dated | 6/1/2004 | NET | 5.7477 | WALA | 0 |
| Settle | 6/29/2004 | First Payme | 7/25/2004 | | | | |

| *Price* | *5 CPR* | *10 CPR* | *15 CPR* | *20 CPR* | *25 CPR* | *30 CPR* | *35 CPR* | *40 CPR* | *45 CPR* | *50 CPR* |
|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 93-05 | 6.538 | 6.615 | 6.678 | 6.731 | 6.776 | 6.816 | 6.850 | 6.945 | 7.076 | 7.233 |
| 93-09 | 6.522 | 6.597 | 6.659 | 6.711 | 6.756 | 6.794 | 6.828 | 6.921 | 7.049 | 7.203 |
| 93-13 | 6.507 | 6.580 | 6.641 | 6.692 | 6.735 | 6.772 | 6.805 | 6.897 | 7.022 | 7.173 |
| 93-17 | 6.491 | 6.563 | 6.622 | 6.672 | 6.714 | 6.751 | 6.783 | 6.872 | 6.995 | 7.143 |
| 93-21 | 6.475 | 6.545 | 6.603 | 6.652 | 6.693 | 6.729 | 6.761 | 6.848 | 6.969 | 7.113 |
| 93-25 | 6.460 | 6.528 | 6.585 | 6.632 | 6.673 | 6.708 | 6.739 | 6.824 | 6.942 | 7.083 |
| 93-29 | 6.444 | 6.511 | 6.566 | 6.613 | 6.652 | 6.687 | 6.717 | 6.800 | 6.915 | 7.053 |
| 94-01 | 6.429 | 6.494 | 6.548 | 6.593 | 6.632 | 6.665 | 6.695 | 6.776 | 6.889 | 7.023 |
| 94-05 | 6.413 | 6.477 | 6.529 | 6.574 | 6.611 | 6.644 | 6.673 | 6.752 | 6.862 | 6.993 |
| 94-09 | 6.398 | 6.460 | 6.511 | 6.554 | 6.591 | 6.623 | 6.651 | 6.728 | 6.835 | 6.964 |
| 94-13 | 6.382 | 6.442 | 6.493 | 6.535 | 6.570 | 6.601 | 6.629 | 6.704 | 6.809 | 6.934 |
| 94-17 | 6.367 | 6.425 | 6.474 | 6.515 | 6.550 | 6.580 | 6.607 | 6.681 | 6.782 | 6.904 |
| 94-21 | 6.352 | 6.409 | 6.456 | 6.496 | 6.530 | 6.559 | 6.585 | 6.657 | 6.756 | 6.875 |
| 94-25 | 6.336 | 6.392 | 6.438 | 6.476 | 6.509 | 6.538 | 6.563 | 6.633 | 6.730 | 6.845 |
| 94-29 | 6.321 | 6.375 | 6.419 | 6.457 | 6.489 | 6.517 | 6.541 | 6.609 | 6.703 | 6.816 |
| 95-01 | 6.306 | 6.358 | 6.401 | 6.438 | 6.469 | 6.496 | 6.520 | 6.586 | 6.677 | 6.786 |
| 95-05 | 6.291 | 6.341 | 6.383 | 6.418 | 6.448 | 6.475 | 6.498 | 6.562 | 6.651 | 6.757 |
| WAL | 14.171 | 11.954 | 10.544 | 9.595 | 8.920 | 8.415 | 8.026 | 7.149 | 6.257 | 5.460 |

# CWALT 2004-16CB - Price/Yield - B2

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | ######## | Delay | 24 | WAC | 6.014024 | WAM | 333 |
| Coupon | 5.6613 | Dated | 6/1/2004 | NET | 5.7477 | WALA | 0 |
| Settle | 6/29/2004 | First Payme | 7/25/2004 | | | | |

| *Price* | *0 PPC* | *25 PPC* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* | *225 PPC* | *250 PPC* | *300 PPC* |
|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 87-15 | 7.103 | 7.273 | 7.416 | 7.536 | 7.637 | 7.798 | 7.921 | 8.070 | 8.270 | 8.780 |
| 87-19 | 7.088 | 7.256 | 7.397 | 7.515 | 7.615 | 7.775 | 7.896 | 8.044 | 8.242 | 8.746 |
| 87-23 | 7.073 | 7.239 | 7.378 | 7.495 | 7.594 | 7.752 | 7.872 | 8.018 | 8.214 | 8.712 |
| 87-27 | 7.058 | 7.222 | 7.360 | 7.475 | 7.573 | 7.729 | 7.848 | 7.992 | 8.186 | 8.678 |
| 87-31 | 7.043 | 7.205 | 7.341 | 7.455 | 7.552 | 7.706 | 7.823 | 7.966 | 8.158 | 8.645 |
| 88-03 | 7.028 | 7.188 | 7.322 | 7.435 | 7.531 | 7.683 | 7.799 | 7.940 | 8.129 | 8.611 |
| 88-07 | 7.013 | 7.171 | 7.304 | 7.415 | 7.510 | 7.660 | 7.775 | 7.914 | 8.101 | 8.577 |
| 88-11 | 6.998 | 7.154 | 7.285 | 7.395 | 7.489 | 7.637 | 7.751 | 7.888 | 8.073 | 8.543 |
| 88-15 | 6.983 | 7.137 | 7.267 | 7.376 | 7.468 | 7.615 | 7.727 | 7.862 | 8.045 | 8.510 |
| 88-19 | 6.968 | 7.120 | 7.248 | 7.356 | 7.447 | 7.592 | 7.703 | 7.837 | 8.018 | 8.476 |
| 88-23 | 6.953 | 7.103 | 7.230 | 7.336 | 7.426 | 7.569 | 7.679 | 7.811 | 7.990 | 8.443 |
| 88-27 | 6.938 | 7.086 | 7.211 | 7.316 | 7.405 | 7.547 | 7.655 | 7.786 | 7.962 | 8.410 |
| 88-31 | 6.923 | 7.070 | 7.193 | 7.297 | 7.384 | 7.524 | 7.631 | 7.760 | 7.934 | 8.376 |
| 89-03 | 6.909 | 7.053 | 7.175 | 7.277 | 7.363 | 7.502 | 7.607 | 7.735 | 7.907 | 8.343 |
| 89-07 | 6.894 | 7.036 | 7.156 | 7.257 | 7.343 | 7.479 | 7.583 | 7.709 | 7.879 | 8.310 |
| 89-11 | 6.879 | 7.020 | 7.138 | 7.238 | 7.322 | 7.457 | 7.559 | 7.684 | 7.851 | 8.277 |
| 89-15 | 6.865 | 7.003 | 7.120 | 7.218 | 7.301 | 7.434 | 7.536 | 7.658 | 7.824 | 8.244 |
| | | | | | | | | | | |
| WAL | 17.851 | 14.459 | 12.318 | 10.907 | 9.933 | 8.702 | 7.971 | 7.257 | 6.512 | 5.200 |